Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
 (Commission File No.: 1-32826)

Dear Travel Agent,

We are very happy to announce our intention to merge* with LAN, creating a new Latin American airlines group, which will be one of the largest in the world, named LATAM Airlines Group S.A.. Today our companies serve over 115 destinations in 23 countries around the world, including Europe, Asia and North America.

As you know, LAN is one of the leading airlines in Latin America and shares many of TAM’s values, beliefs and ambitions. Based on our three year history of codeshare partnership and our prior cooperation in procurement and maintenance activities, we are confident that we will be able to successfully integrate our companies and benefit our clients.

If the merger is approved by regulators, we will become a stronger and faster-growing airline than we are today. This will result from our ability to improve the services we offer to our clients. For example, we will fly to new destinations at more convenient times. This merger will also benefit travel agencies and their employees, while fostering economic growth, regional integration and job creation in the countries we serve.

We are excited about the opportunities this merger offers. We will continue working by your side and are committed to keeping you informed as the transaction proceeds.

The press release and further information on this merger will be available on the website: www.latamairlines.com.

Happy Selling!

José Sampol                            Paulo C Branco

Regional Director                    Comercial and Planning Vice-President

* LAN Airlines S.A.  (“LAN”) and TAM S.A. (“TAM”) have entered into a non-binding MOU (Memorandum of Understanding) that outlines their intentions to combine their airlines under a single parent entity.  The transaction is subject to both parties entering into a binding definitive agreement and satisfaction of conditions, including corporate and shareholder approvals and actions and regulatory approvals.

Note on Forward-Looking Statements

This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination.

This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN’s Investor Relations at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM’s Investor Relations at 55-11-5582-9715 or by e-mail at invest@tam.com.br.